UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 19, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces
Results of its Annual General Meeting of Shareholders

Attached hereto is an English summarized translation (from Hebrew) of a Tel Aviv Stock Exchange announcement by XTL Biopharmaceuticals Ltd. regarding the results of its Annual General Meeting of shareholders.

XTL Biopharmaceuticals, Ltd.

Annual General Meeting Statement

Herzliya, Israel, March 19, 2012 - XTL Biopharmaceuticals Ltd. (TASE: XTL, OTC: XTLBY) (“XTL” or the “Company”) announced today the results of its Annual General Meeting of shareholders (“AGM”) held today in Ramat Gan, Israel. At the AGM, all of the proposals set forth in XTL’s proxy statement dated February 12, 2012 (the “Proxy Statement”) sent in connection with the AGM were approved by the required majority of shareholders. The proposals were as follows:

AGM resolutions:

1.	Reappointing the directors - the proposed wording of the resolution: ratifying the reappointment of Messrs. Amit Yonay, Marc Allouche and David Grossman as directors in the Company until the next annual meeting. The voting on each of those directors will be done individually.

2.	Reappointing the external directors - the proposed wording of the resolution: ratifying the reappointment of Mr. Jaron Diament and Ms. Dafna Cohen as external directors in the Company for a second term starting March 19, 2012. The voting on each of those external directors will be done individually.

3.	Approving a bonus award to the Company's CEO subject to a fund raising - the proposed wording of the resolution: if the Company effects a fund raising during the thirty six (36) months period from the date of this resolution, the Company will pay the CEO a bonus equal to 1.2% of the above fund raising amount, up to a maximum amount of $200,000.

4.	Subject to the approval of sub-section 2 above, the approval of a substantial private offering to external directors ("the offerees") as detailed in part B of the proxy statement dated February 12, 2012. The voting on each of those offerees will be done individually.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date : March 19, 2012	By:	/s/ David Grossman
David Grossman Chief Executive Officer